EXHIBIT 99.1

Quantum BioPharma Welcomes World-Renowned Multiple Sclerosis Expert Dr. Jack Antel as Clinical Development Advisor For Lucid-MS Trials

TORONTO, Oct. 01, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, welcomes Dr. Jack Antel as new clinical advisor to its multiple sclerosis (MS) program centered around Lucid-21-302 (“Lucid-MS”), a patented, new chemical entity investigational drug designed to inhibit demyelination in MS. Dr Antel will be advising Quantum Biopharma on the clinical development of Lucid-MS including design of efficacy trials of Lucid-MS in people with MS.

Dr. Antel is a clinical neurologist who is a world-renowned expert in MS. He is a Professor of Neurology at McGill University where he has served as Chairman of the Department of Neurology and Neurosurgery. From 2007-2015 he was the National Scientific Director of the endMS Research and Training Network supported by the MS Society of Canada. Dr. Antel has previously served as Chairman of the Medical Advisory Board of the Multiple Sclerosis Society of Canada, President of the International Society of Neuroimmunology and President of ACTRIMS (Americas Committee for Treatment and Research in Multiple Sclerosis). He has published over 450 articles in scientific journals with a research focus on mechanisms of tissue injury and repair in MS. In 2005, Dr. Antel was the recipient of the Dystel Award from the National Multiple Sclerosis Society and the American Academy of Neurology.

Dr. Antel will be joining Dr. Peter Stys who will continue as a clinical advisor to Quantum. Dr. Stys is a leading clinical neurologist and Professor of Neurosciences at the University of Calgary and has been a key advisor to Quantum BioPharma’s discovery and development team for several years.

“We are excited that Dr. Antel will be joining Quantum as a new clinical advisor. He brings a wealth of knowledge on MS that will be instrumental in advancing Lucid-MS into a Phase 2 clinical trial looking for an efficacy signal in people with MS,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma.

“Dr. Jack Antel is among the giants worldwide in the field of multiple sclerosis clinical and basic research. I am honored that he joined our Quantum team to support the clinical development program in MS. We are grateful for his enthusiastic involvement and advice for the development of Lucid-MS,” said Prof. Lakshmi P. Kotra, a director at Quantum BioPharma, a professor of medicinal chemistry at University of Toronto and a senior scientist at the Krembil Research Institute, University Health Network.

Dr. Jack Antel, M.D.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains forward-looking statements under applicable securities laws, identified by terms like "may," "should," "anticipate," "expect," "potential," "believe," or "intend." These statements, based on assumptions and expected future events, involve risks and uncertainties that may cause actual results to differ materially from those expressed. For more details on risks, see Quantum BioPharma’s filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Readers should not rely unduly on these statements, as there is no assurance that plans or expectations will occur. The Company assumes no obligation to update these statements except as required by law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com

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